Insider transaction detail - View details for insider	2008-05-23 10:23 ET

Transactions sorted by	: Insider
Insider family name	: clarkson (Starts with)
Given Name	: ross (Starts with)
Filing date range	: May 13, 2008 - May 13, 2008
Equity securities	: Options

Insider name:	CLARKSON, Ross Gordon

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the "equivalent number of underlying securities" reflects the "total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value of acquired or disposed of	Unit Price or exercise price	Closing Balance	Insider's calculated balanace	Conversion or exercise price	Date of expiry or maturity YYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5-Senior Officer of Issuer

Security designation:Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value of acquired or disposed of	Unit Price or exercise price	Closing Balance	Insider's calculated balanace	Conversion or exercise price	Date of expiry or maturity YYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

1207745	2008-05-13	2008-05-21	Direct Ownership	50-Grant of Options	+136,000		458,000			2013-05-13	Common shares	+136,000	458,000